

TSX, NYSE-MKT
Symbol: NCQ

News Release

NovaCopper Announces Second Quarter Results and Provides Update on 2016 Field Program

- ➢ **$13.0 million in cash at Q2 2016; sufficient working capital to end of 2017**
- ➢ **$5.5 million field program underway at the Arctic high-grade copper project**

July 7, 2016 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or the "Company") announces its financial results for the second quarter ended May 31, 2016 and provides an update on its 2016 field program. Details of the Company's financial results are contained in the unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

2016 Field Program Underway

The 2016 field program is underway at the Company's 100%-owned Upper Kobuk Mineral Projects ("UKMP") located in Northwest Alaska. With sufficient cash on hand to fund our anticipated activities, the Company is well positioned to continue its plans to advance the Arctic deposit towards pre-feasibility. The Company will invest $5.5 million this year mainly for drilling at the Arctic high-grade copper project during the summer field season as well as to complete in-pit geotechnical, hydrological, metallurgical, environmental and waste rock characterization studies. The Company will also continue community engagement and its efforts on local hiring and education along with continuing to engage with the State of Alaska on the permitting of the Ambler Mining Industrial Access Project ("AMDIAP").

Our staff efficiently opened the remote camp in mid-June and the first drill started up a week later on June 23, 2016. A planned 3,000 meter drill program using 3 diamond drill rigs from Boart Longyear will continue until mid-August. A significant amount of environmental baseline investigation work is planned for the current year to collect data required for future permitting efforts. Crews have started assembling at camp for the planned environmental work this field season which will include an aquatic survey, an archaeological review, a subsistence resource study, an avian and large mammal survey and further expansion and refinement of our wetlands delineation studies. Third party engineers have also started to arrive at camp to conduct planned engineering activities. This year's engineering activities include pit slope stability studies, waste rock characterization, hydrological and metallurgical studies. Good weather in June allowed us to complete the LiDAR survey (airborne laser-light survey used for multi-discipline applications) that was initiated in 2015 and unfinished during last year's field season due to poor weather conditions.

Second Quarter Financial Results

The following unaudited selected quarterly information is prepared in accordance with U.S. GAAP.

in thousands of dollars,
except for per share amounts

Selected financial results	Three months ended May 31, 2016 $	Three months ended May 31, 2015 $	Six months ended May 31, 2016 $	Six months ended May 31, 2015 $
Amortization	52	93	106	236
General and administrative	374	380	722	761
Mineral properties expense	611	291	1,278	618
Professional fees	210	685	346	846
Salaries	256	219	469	469
Salaries – stock-based compensation	116	89	398	371
Loss and comprehensive loss for the period	1,648	1,750	$3,343	3,280
Basic and diluted loss per common share	$0.01	$0.03	$0.03	$0.05

For the three months ended May 31, 2016, NovaCopper reported a net loss of $1.6 million (or $0.01 basic and diluted loss per common share) compared to a net loss of $1.8 million for the corresponding period in 2015 (or $0.03 basic and diluted loss per common share). This variance was primarily due to a decrease in professional fees and amortization offset by an increase in mineral properties expense, salaries and stock-based compensation. We incurred $0.2 million in professional fees for the three months ended May 31, 2016 compared to $0.7 million for the three months ended May 31, 2015. The significant decrease in professional fees in 2016 is related to the one time transaction costs of $0.6 million incurred in 2015 for the acquisition of Sunward Resources Limited ("Sunward") which was accounted for as a business combination. Amortization expense decreased due to the timing of capital asset purchases and resulting amortization expense. We incurred $0.6 million in mineral properties expense for the three months ended May 31, 2016 compared to $0.3 million for the three months ended May 31, 2015. The significant increase in mineral property expenses in 2016 is related to higher mining claim maintenance fees, and additional environmental consultant and temporary geology personnel hired for the UKMP. The mineral property expenses in 2016 also included expenditures incurred at the Titiribi mineral property. The increase in salaries was primarily attributed to a one-time worker's compensation premium recovery recorded in the second quarter of 2015. The increase in stock-based compensation was attributed to Restricted Share Units ("RSUs") granted in the first quarter of 2016 compared to nil granted during the first half of 2015.

For the six months ended May 31, 2016, NovaCopper reported a net loss of $3.3 million (or $0.03 basic and diluted loss per common share) which was commensurate with the net loss of $3.3 million incurred for the corresponding period in 2015 (or $0.05 basic and diluted loss per common share). The increase in mineral property expenses of $0.7 million was offset by a decrease in professional fees of $0.5 million and amortization of $0.1 million. The increase in mineral property expenses to $1.3 million in 2016 compared to $0.6 million in 2015 was attributed to higher costs incurred at the UKMP of $0.4 million for waste characterization, geotechnical work, higher claim fees and additional consultants and personnel costs, and also expenditures of $0.3 million incurred at the Titiribi mineral property. The reduction of $0.5 million in professional fees was due to transaction costs incurred of $0.6 million in 2015 for the Sunward acquisition offset against higher professional fees incurred in 2016 for corporate matters. As noted above, amortization expense decreased due to the timing of capital asset purchases.

Other differences in the six months ended May 31, 2016 compared to the six months ended May 31, 2015 resulted from an increase in stock-based compensation offset by a reduction in general and administrative expenses. Total stock-based compensation expense recognized for the six months ended May 31, 2016 was $0.40 million which included expense of $0.25 million (2015 - $0.34 million) from options granted to directors, employees and service providers under the NovaCopper stock option plan and $0.15 million (2015 - $0.03 million) from Deferred Share Units ("DSUs") and RSUs granted to directors and officers during the period. The increase in stock-based compensation related to RSUs was due to no RSUs being granted during the first half of 2015. The decrease in stock-based compensation related to options was due to the lower fair value calculated using the Black-Scholes option pricing model for options granted in 2016 compared to 2015. General and administrative costs were reduced from $0.8 million in the six months ended May 31, 2015 to $0.7 million in the six months ended May 31, 2016 due to continued cost reduction efforts and the Company benefitting from the favorable foreign exchange movement of the US dollar against the Canadian dollar in 2016 compared to the first half of 2015.

Liquidity and Capital Resources

At May 31, 2016, we had $13.0 million in cash and cash equivalents. We expended $3.1 million on operating activities during the six month period ended May 31, 2016, compared with expenditures of $2.3 million for operating activities for the same period in 2015. The majority of cash spent on operating activities during both periods was expended on mineral property expenses, general and administrative, salaries and professional fees. The increase in cash spent in the six months ended May 31, 2016 compared to the corresponding period in 2015 was mainly due to higher mineral property expense for engineering studies conducted for the UKMP and expenditures incurred in Colombia offset by lower professional fees.

During the six month period ended May 31, 2016 and May 31, 2015, we received no cash from financing activities. During the six month period ended May 31, 2016, we expended $5,000 on investing activities for acquisition of equipment and $17,000 during the corresponding six month period ended May 31, 2015.

As at May 31, 2016, the Company continues to manage its cash expenditures and management believes that the working capital available is sufficient to meet its operational requirements over the next twelve months. Future financings are anticipated through equity offerings, debt financing, convertible debt, or other means, although there can be no assurance that a financing would be available on terms favorable to the Company, or at all.

About NovaCopper

NovaCopper Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer. The Company also owns 100% of the Titiribi Project located approximately 70 kilometers southwest of the city of Medellin, Colombia, in Antioquia department, within the historical Titiribi mining district.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

NovaCopper Contacts:

Rick Van Nieuwenhuyse	Elaine Sanders
President & Chief Executive Officer	Chief Financial Officer
rickvann@novacopper.com	elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the future operating or financial performance of NovaCopper, planned expenditures and the anticipated activity at the UKMP Projects are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2015 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.